Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of Endeavour International Corporation for the registration of its $404,000,000 12% First priority Notes due 2018 and $150,000,000 12% Second Priority Notes due 2018 and to the incorporation by reference therein of our report dated 7 June 2012, with respect to the statement of revenues and direct operating expenses of the oil and gas property purchased by Endeavour Energy UK Limited from ConocoPhillips UK for each of the three years in the period ended 31 December 31, 2011 included in Endeavour International Corporation’s Current Report on Form 8-K/A dated 24 January 2013.

/s/ Ernst & Young, LLP

Ernst & Young, LLP

Aberdeen, Scotland

29 January 2013